File No. 70-9869





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 3
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935

                              THE SOUTHERN COMPANY

                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

             (Name of top registered holding company parent of each
                             applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

      Gale E. Klappa                                John D. McLanahan, Esq.
 Financial Vice President                            Troutman Sanders LLP
   The Southern Company                           600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                                Suite 5200
  Atlanta, Georgia  30303                        Atlanta, Georgia  30308-2216


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2

                              INFORMATION REQUIRED

Item 3.    Applicable Statutory Provisions

           Item 3 is hereby amended by adding thereto the following:

           Rule 53 Analysis: The proposed transactions are subject to Rule 53, which provides that, in determining whether to approve the issue or sale of a security for purposes of financing the acquisition of an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not make certain adverse findings if the conditions set forth in Rule 53(a)1 through (a)(4) are met, and are not otherwise made inapplicable by reason of the existence of any of the circumstances described in Rule 53(b).

         Southern currently meets all of the conditions of Rule 53(a). At March 31, 2001, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1,000, or 0% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), as of March 31, 2001 ($4.649 billion).1

______________________________

1 As discussed in Southern's Application on Form U-1 (File No. 70-9727) relating to the spin-off of Mirant Corporation ("Mirant"), Southern and Mirant reorganized certain energy-related and FUCO activities and Mirant completed a tax-free distribution to Southern of these activities on March 5, 2001 (the "Mini-Spin"). On April 2, 2001, Southern completed the spin-off of its remaining ownership interest in Mirant to Southern's shareholders. Therefore, the four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GAMOG Lease, Inc. and NUON Lease, Inc.) obtained through the Mini-Spin are the only remaining FUCO investments held by Southern. Although Southern now owns all of the equity in these companies as a result of the Mini-Spin, Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. Furthermore, the only remaining EWG investment held by Southern after the spin-off is Southern Company-Florida LLC, which was organized during the first quarter of 2001. Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to Southern Energy Finance Capital Corp. or to Southern Energy Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $413 million as of March 31, 2001.

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

Item 6.    Exhibits and Financial Statements
           (a)    Exhibits.

                  F      -     Opinion of Troutman Sanders LLP.


                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:        June 6, 2001                  THE SOUTHERN COMPANY


                                            By:   /s/Tommy Chisholm
                                                Tommy Chisholm
                                                Secretary